Morgan Crucible

RECEIVED

2008 JUN 25 P 1:23

24th June 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

08003447

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUL 03 2008
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

dlw 6/27

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

RNS Number : 3278X
Morgan Crucible Co PLC
23 June 2008

RECEIVED

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

BLOCK LISTING SIX MONTHLY RETURN

Date: 23rd June 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		THE MORGAN CRUCIBLE EXECUTIVE SHARE OPTION SCHEME 2004		
Period of return:	From:	15.12.2007	To:	14.06.2008
Balance of unallotted securities under scheme(s) from previous return:		4,182,500		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,182,500		

Name of contact:	TRACEY BIGMORE

Telephone number of contact:	01753 837000

BLOCK LISTING SIX MONTHLY RETURN

Date: 23rd June 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		THE MORGAN CRUCIBLE EXECUTIVE SHARE OPTION SCHEME 1995		
Period of return:	From:	15.12.2007	To:	14.06.2008
Balance of unallotted securities under scheme(s) from previous return:		2,765,618		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,765,618		

Name of contact:	TRACEY BIGMORE
Telephone number of contact:	01753 837000

BLOCK LISTING SIX MONTHLY RETURN

Date: 23rd June 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		SAVINGS RELATED SHARE OPTION SCHEME FOR EMPLOYEES IN GERMANY		
Period of return:	From:	15.12.2007	To:	14.06.2008
Balance of unallotted securities under scheme(s) from previous return:		268,425		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		42,182		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		226,243		

Name of contact:	TRACEY BIGMORE
Telephone number of contact:	01753 837000

BLOCK LISTING SIX MONTHLY RETURN

Date: 23rd June 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		THE MORGAN SHARESAVE SCHEME		
Period of return:	From:	15.12.2007	To:	14.06.2008

Balance of unallotted securities under scheme(s) from previous return:	2,161,749
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	NIL
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):	NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	2,161,749

Name of contact:	TRACEY BIGMORE
Telephone number of contact:	01753 837000

END

END